UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

-------------------------------------------------------------------------------
Grupo Televisa, S.A.                 FOURTH QUARTER AND FULL YEAR 2004 RESULTS

HIGHLIGHTS

>>   NET SALES INCREASED 13.9% IN THE FOURTH QUARTER AND 18.3% FOR THE FULL
     YEAR

>> TELEVISION BROADCASTING AND CONSOLIDATED OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGINS REACHED ALL TIME RECORDS OF 45.4% AND 36.3% FOR THE FULL YEAR, RESPECTIVELY

>>   SIGN-ON TO SIGN-OFF AUDIENCE SHARE REACHED 71.3% ON AVERAGE IN 2004

>>   2005 UPFRONT ADVERTISING DEPOSITS INCREASED 4.3% IN REAL TERMS

>> THE BOARD OF DIRECTORS APPROVED THE PAYMENT OF A DIVIDEND OF PS.1.35 PER CPO FOR AN AGGREGATE AMOUNT OF APPROXIMATELY PS.4,250 MILLION

CONSOLIDATED RESULTS

Mexico City, February 22, 2005 - Grupo Televisa, S.A. ("Televisa" or "the Company"; NYSE:TV; BMV: TLEVISA CPO) today announced results for the fourth quarter and full year 2004. The results have been prepared in accordance with Mexican GAAP and are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2004 (see pages 9-11). Effective April 1, 2004, we began consolidating Sky Mexico into our financial statements. In addition, during the fourth quarter of 2004, we amended certain agreements in our Publishing Distribution segment, which resulted in a change in the accounting for net sales and costs of goods sold (for further information see "Publishing Distribution" on page 4). For comparable figures, see "Pro Forma Results by Business Segments" on pages 2-5.

The following table sets forth a condensed Statement of Income in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2004 with 2003:

                                            2004(1)      MARGIN %       2003       MARGIN %     INC. %

Net Sales                                   29,314.3      100.0       24,786.3      100.0        18.3
Operating Income Before Depreciation and
Amortization ("OIBDA")                      10,632.8       36.3        7,964.2       32.1        33.5
Operating Income                             8,557.8       29.2        6,359.8       25.7        34.6
Net Income                                   4,316.7       14.7        3,783.3       15.3        14.1

(1) Effective April 1, 2004, we began consolidating Sky Mexico into our financial statements. In addition, effective October 1, 2004, we amended certain agreements in our Publishing Distribution segment and changed the accounting for net sales and costs of goods sold.


Net sales increased 18.3% to Ps.29,314.3 million in 2004 compared with Ps.24,786.3 million in 2003. This increase was attributable to the consolidation of Sky Mexico into our financial statements beginning 2004's second quarter and revenue growth in most of our business units, partially offset by a decrease in sales of our Publishing Distribution segment due to an accounting change.

Operating income before depreciation and amortization ("OIBDA") increased 33.5% to Ps.10,632.8 million in 2004 compared with Ps.7,964.2 in 2003. This increase reflects the consolidation of Sky Mexico into our financial statements beginning 2004's second quarter and higher sales in most of our business units, which were partially offset by increased cost of sales and operating expenses. OIBDA margin expanded to 36.3% in 2004 compared with 32.1% reported in 2003. This increase reflects an OIBDA margin growth in all of our business units and the accounting change in our Publishing Distribution segment. In addition, operating income rose 34.6% to Ps.8,557.8 million in 2004 compared with Ps.6,359.8 million reported last year.

Net income increased 14.1% to Ps.4,316.7 million in 2004 compared with Ps.3,783.3 million in 2003. The net increase of Ps.533.4 million reflects primarily: i) a Ps.2,668.6 million increase in OIBDA; ii) a Ps.296.2 million decrease in restructuring and non-recurring charges; iii) a Ps.56.5 million decrease in other expense; iv) a Ps.585.2 million increase in equity income of affiliates; and v) a Ps.67.5 million decrease in loss from discontinued operations. These favorable changes were partially offset by:
i) a Ps.470.6 increase in depreciation and amortization; ii) a Ps.869.8 increase in integral cost of financing; iii) a Ps.419.5 million increase in income taxes; iv) a Ps.1,021.6 million loss effect in accounting change; and v) a Ps.359.1 million increase in minority interest.

PRO FORMA RESULTS BY BUSINESS SEGMENTS

The following unaudited fourth quarter and full year pro forma information gives effect to the consolidation of Sky Mexico into our financial statements and the change in our accounting treatment of sales and costs of goods sold recognition in our Publishing Distribution segment, and assumes that both occurred at the beginning of each period presented. Please refer to page 8 for information related to pro forma results.

The following tables set forth net sales, OIBDA (loss), and operating income (loss) in millions of Mexican pesos for each of the Company's business segments for the fourth quarter of 2004 and pro forma sales, OIBDA
(loss), and operating income (loss) in millions of Mexican pesos for each of the Company's business segments for the fourth quarter of 2003:

NET SALES                     4Q 2004       %       PRO FORMA       %     INC. %
                                                     4Q 2003

Television Broadcasting       5,282.9      61.2      5,046.7      63.1      4.7
Pay Television Networks (1)     211.7       2.5        199.1       2.5      6.3
Programming Exports (1)         491.5       5.7        395.3       4.9     24.3
Publishing                      639.4       7.4        564.5       7.1     13.3
Publishing Distribution          99.1       1.1        101.8       1.3     (2.7)
Sky Mexico                    1,239.1      14.3      1,051.0     13.2      17.9
Cable Television                294.7       3.4        266.7       3.3     10.5
Radio                            93.7       1.1         74.7       0.9     25.4
Other Businesses                284.8       3.3        296.1       3.7     (3.8)
SEGMENT NET SALES             8,636.9     100.0      7,995.9     100.0      8.0
Intersegment Operations (2)    (235.9)                (198.7)             (18.7)
Disposed Operations (3)          13.1                   56.6              (76.9)
CONSOLIDATED NET SALES        8,414.1                7,853.8                7.1

OIBDA (LOSS)                  4Q 2004     MARGIN    PRO FORMA    MARGIN   INC. %
                                            %        4Q 2003        %

Television Broadcasting       2,473.4      46.8      2,224.6      44.1     11.2
Pay Television Networks (1)      78.5      37.1         34.7      17.4    126.2
Programming Exports (1)         198.0      40.3         73.6      18.6    169.0
Publishing                      156.5      24.5        123.8      21.9     26.4
Publishing Distribution         (12.4)    (12.5)         2.9       2.8        -
Sky Mexico                      467.9      37.8        336.6      32.0     39.0
Cable Television                 93.2      31.6         88.7      33.3      5.1
Radio                            20.0      21.3         11.3      15.1     77.0
Other Businesses                (42.4)    (14.9)       (92.4)    (31.2)    54.1
Corporate Expenses              (40.3)     (0.5)       (37.6)     (0.5)    (7.2)
SEGMENT OIBDA                 3,392.4      39.3      2,766.2      34.6     22.6
Disposed Operations (3)           2.8        -          10.8         -    (74.1)
CONSOLIDATED OIBDA            3,395.2      40.4      2,777.0      35.4     22.3


OPERATING INCOME (LOSS)        4Q 2004    MARGIN    PRO FORMA   MARGIN   INC. %
                                            %        4Q 2003       %

Television Broadcasting       2,232.0      42.2      2,023.5      40.1     10.3
Pay Television Networks (1)      72.1      34.1         28.3      14.2    154.8
Programming Exports (1)         196.3      39.9         71.8      18.2    173.4
Publishing                      147.5      23.1        119.0      21.1     23.9
Publishing Distribution         (18.1)    (18.3)        (2.7)     (2.7)       -
Sky Mexico                      281.8      22.7        128.2      12.2    119.8
Cable Television                (14.2)     (4.8)        37.9      14.2        -
Radio                            15.0      16.0          7.1       9.5    111.3
Other Businesses                (26.9)     (9.4)      (178.2)    (60.2)    84.9
Corporate Expenses              (40.3)     (0.5)       (37.6)     (0.5)    (7.2)
SEGMENT OPERATING INCOME      2,845.2      32.9      2,197.3      27.5     29.5
Disposed Operations (3)          (4.1)        -         (0.1)        -        -
CONSOLIDATED OPERATING INCOME 2,841.1      33.8      2,197.2      28.0     29.3


The following tables set forth the pro forma net sales, OIBDA (loss), and operating income (loss) in millions of Mexican pesos for each of the Company's business segments for the full year 2004 and 2003:


NET SALES                     PRO FORMA      %     PRO FORMA      %      INC. %
                                 2004                 2003

Television Broadcasting        17,102.0    57.3     16,185.7     59.2     5.7
Pay Television Networks (1)       800.8     2.7        736.0      2.7     8.8
Programming Exports (1)         1,917.3     6.4      1,714.8      6.3    11.8
Publishing                      2,093.4     7.0      1,880.6      6.9    11.3
Publishing Distribution           368.7     1.2        355.6      1.3     3.7
Sky Mexico                      4,769.0    16.0      4,019.1     14.7    18.7
Cable Television                1,127.9     3.8      1,037.7      3.8     8.7
Radio                             295.8     1.0        262.2      0.9    12.8
Other Businesses                1,353.8     4.6      1,143.9      4.2    18.3
SEGMENT NET SALES              29,828.7   100.0     27,335.6    100.0     9.1
Intersegment Operations (2)      (862.3)              (810.5)            (6.4)
Disposed Operations (3)           143.7                288.0            (50.1)
CONSOLIDATED NET SALES         29,110.1             26,813.1              8.6


OIBDA (LOSS)                  PRO FORMA    MARGIN  PRO FORMA    MARGIN   INC. %
                                 2004        %        2003         %

Television Broadcasting         7,760.2    45.4      6,879.7     42.5    12.8
Pay Television Networks (1)       298.5    37.3        162.3     22.1    83.9
Programming Exports (1)           731.7    38.2        523.9     30.6    39.7
Publishing                        424.7    20.3        364.1     19.4    16.6
Publishing Distribution           (25.4)   (6.9)         9.1      2.6       -
Sky Mexico                      1,739.4    36.5      1,253.4     31.2    38.8
Cable Television                  356.6    31.6        317.1     30.6    12.5
Radio                              31.7    10.7         23.7      9.0    33.8
Other Businesses                 (154.7)  (11.4)      (230.3)   (20.1)   32.8
Corporate Expenses               (156.0)   (0.5)      (157.1)    (0.6)    0.7
SEGMENT OIBDA                  11,006.7    36.9      9,145.9     33.5    20.3
Disposed Operations (3)            26.9       -         71.6        -       -
CONSOLIDATED OIBDA             11,033.6    37.9      9,217.5     34.4    19.7


OPERATING INCOME (LOSS)        PRO FORMA  MARGIN    PRO FORMA   MARGIN   INC. %
                                  2004      %          2003        %

Television Broadcasting         6,721.1    39.3      5,908.6     36.5    13.8
Pay Television Networks (1)       277.8    34.7        120.7     16.4   130.2
Programming Exports (1)           724.5    37.8        516.1     30.1    40.4
Publishing                        401.2    19.2        344.2     18.3    16.6
Publishing Distribution           (48.3)  (13.1)       (12.2)    (3.4)      -
Sky Mexico                        974.9    20.4        402.7     10.0   142.1
Cable Television                   74.3     6.6        127.2     12.3   (41.6)
Radio                              12.8     4.3          7.3      2.8    75.3
Other Businesses                 (208.2)  (15.4)      (519.8)   (45.4)   59.9
Corporate Expenses               (156.0)   (0.5)      (157.1)    (0.6)    0.7
SEGMENT OPERATING INCOME        8,774.1    29.4      6,737.7     24.6    30.2
Disposed Operations (3)           (13.1)      -         24.8        -       -
CONSOLIDATED OPERATING INCOME   8,761.0    30.1      6,762.5     25.2    29.6

----------------------------
(1) "Pay Television Networks" was previously stated as "Programming for Pay Television"; "Programming Exports" was previously stated as "Programming Licensing."

(2) For segment reporting purposes, intersegment operations are included in each of the segment operations.

(3) Reflects the results of operations of the Company's nationwide paging and dubbing businesses.


TELEVISION     Fourth  quarter sales  increased 4.7% compared with the same
BROADCASTING   period of last  year.  Full  year  sales  increased  5.7% to
               Ps.17,102   million.   The   annual   increase   was  mainly
               attributable to three factors: i) an increase in advertising revenues, driven mainly by stronger economic activity in Mexico; ii) the broadcast of the Olympic Games and other major sporting events; and iii) an increase of 9.8% in local sales, driven mainly by Channel 4TV. Excluding the political advertising sold during 2003, sales increased 10.4%.

               Fourth quarter OIBDA increased 11.2% and OIBDA margin reached 46.8%. Full year OIBDA increased 12.8% to Ps.7,760.2 million and OIBDA margin expanded to 45.4%, reflecting higher sales and a marginal increase of 0.5% in costs of sales combined with flat operating expenses.

PAY TELEVISION Fourth  quarter sales  increased 6.3% compared with the same
NETWORKS period of last year. Full year sales increased 8.8% to Ps.800.8 million compared with 2003. The annual increase reflects higher advertising revenues and signals sold in Mexico, as well as higher signals sold in Latin America. These increases were partially offset by lower signals sold in Spain.

               Fourth quarter OIBDA rose 126.2% and OIBDA margin reached 37.1%. Full year OIBDA increased 83.9% and OIBDA margin expanded to 37.3%. The annual increase was due to: i) higher sales; ii) lower cost of sales primarily reflecting a decrease in programming costs; and iii) lower operating expenses reflecting a decrease in sales commissions and a reduction of doubtful trade accounts that were partially offset by higher advertising and promotion expenses.

PROGRAMMING    Fourth quarter sales  increased 24.3% compared with the same
EXPORTS        period of last  year.  Full year  sales  increased  11.8% to
               Ps.1,917.3  million  compared with 2003. The annual increase was attributable to a 9.3% increase in royalties paid to the
               Company by Univision  under the  Univision  Program  License
               Agreement,  which  amounted  to  U.S.$105  million  in  2004 compared with U.S.$96.1 million reported in 2003, as well as higher export sales to Latin America. These increases were partially offset by a translation effect on foreign-currency denominated sales, which amounted to Ps.9.3 million, and by lower exports sales to Europe, Asia and Africa.

               Fourth quarter OIBDA rose 169% and OIBDA margin reached 40.3%. Full year OIBDA increased 39.7% and OIBDA margin expanded to 38.2%. This annual increase was due to higher sales, as well as a marginal decrease in cost of sales, and lower operating expenses due to a lower provision for doubtful trade accounts.

PUBLISHING     Fourth quarter sales  increased 13.3% compared with the same period of last  year.  Full year  sales  increased  11.3% to
               Ps.2,093.4  million  compared with 2003. The annual increase was attributable to an increase in advertising pages sold in
               Mexico  and  abroad,  as  well  as  higher   circulation  of
               magazines sold abroad. These increases were partially offset
               by  a  negative   translation  effect  on   foreign-currency
               denominated sales, which amounted to Ps.36.2 million.

               Fourth quarter OIBDA rose 26.4% and OIBDA margin reached 24.5%. Full year OIBDA increased 16.6% and OIBDA margin expanded to 20.3%. This annual increase was due to higher sales, which were partially offset by an increase in cost of sales due to higher paper and printing costs, as well as an increase in operating expenses.

PUBLISHING We amended the terms and conditions of our agreements with DISTRIBUTION our publishers. As a result, we are changing the way in which we account for sales and cost of sales in our Publishing Distribution business. Effective October 1, 2004, we recognize as sales the marginal contribution generated by the products we distribute. We had formerly recognized sales and cost of goods sold separately. This change does not affect our OIBDA results.

               Fourth quarter sales decreased 2.7% compared with the same period of last year and for the full year sales increased 3.7% to Ps.368.7 million compared with the prior year. The annual increase was driven by higher distribution sales abroad and higher revenues from magazines published by the Company and sold in Mexico and abroad, which were partially offset by a negative translation effect on foreign-currency denominated sales, which amounted to Ps.10.4 million, as well as lower sales of magazines published by third parties and sold in Mexico. Had the accounting change not taken effect, fourth quarter and full year sales would have increased 2.6% and 11.5%, respectively.

               Fourth quarter operating result before depreciation and amortization decreased to a loss of Ps.12.4 million from an OIBDA of Ps.2.9 million reported in the fourth quarter of 2003. Full year operating result before depreciation and amortization decreased to a loss of Ps.25.4 million from an OIBDA of Ps.9.1 million reported last year. This annual decrease resulted from higher cost of sales and operating expenses, which were partially offset by higher sales.

SKY MEXICO     Fourth quarter sales  increased 17.9% compared with the same period of last  year.  Full year  sales  increased  18.7% to
               Ps.4,769 million compared with 2003. The annual increase was driven by: i) a 17% increase in the subscriber base which as
               of  December  31,  2004  reached   1,002,500   gross  active
               subscribers   (including  60,700   commercial   subscribers)
               compared  with 856,600 gross active  subscribers  (including
               48,500 commercial  subscribers) as of December 31, 2003; ii)
               the  elimination  of the  excise  tax on  telecommunications services; and iii) additional pay-per-view revenues.

               Fourth quarter OIBDA rose 39% and OIBDA margin reached 37.8%. Full year OIBDA increased 38.8% and OIBDA margin expanded to 36.5%. This annual increase was due to higher sales that were partially offset by higher cost of sales and operating expenses.

CABLE          Fourth quarter sales  increased 10.5% compared with the same
TELEVISION     period of last year. Full year sales grew 8.7% to Ps.1,127.9 million  compared  with  2003.  The  annual  sales  increase
               reflects   the    elimination   of   the   excise   tax   on
               telecommunications   services,   as  well  as  both   higher
               advertising   revenues  and  broadband   subscription  fees.
               Broadband  subscribers  increased  to 26,400  in the  fourth quarter of 2004 compared with 8,600 in the fourth quarter of
               2003.  These  increases  were  partially  offset  by a  2.6%
               decrease  in the  subscriber  base,  which as of the  fourth
               quarter  totaled  355,000  subscribers   (including  123,000
               digital subscribers) compared with last year's base of 364,400 subscribers (including 60,300 digital subscribers).

               Fourth quarter OIBDA rose 5.1% and OIBDA margin decreased to 31.6% from 33.3% reported in the fourth quarter of 2003. Full year OIBDA increased 12.5% and OIBDA margin expanded to 31.6% from 30.6% in the prior year. This annual increase was due to higher sales, which were partially offset by higher cost of sales and operating expenses.

RADIO Fourth quarter sales increased 25.4% compared with the same period of last year. Full year sales increased 12.8% to Ps.295.8 million mainly due to higher advertising time sold in our newscasts and sporting events programs.

               Fourth quarter OIBDA rose 77% and OIBDA margin reached 21.3%. Full year OIBDA increased 33.8% and OIBDA margin expanded to 10.7%. This annual increase was due to higher sales that were partially offset by an increase in cost of sales and operating expenses related to higher programming costs.

OTHER          Fourth  quarter sales  decreased 3.8% compared with the same
BUSINESSES     period of last  year.  Full year  sales  increased  18.3% to
               Ps.1,353.8 million mainly due to higher sales in the feature film distribution business and Internet portal businesses resulting from higher sales related to the SMS messaging service. These increases were partially offset by lower sales in the sporting business.

               Fourth quarter operating loss before depreciation and amortization decreased to Ps.42.4 million from Ps.92.4 million reported in the fourth quarter of 2003. Full year operating loss before depreciation and amortization decreased to Ps.154.7 million compared with Ps.230.3 million reported last year. The annual favorable variance reflects higher sales and lower operating expenses, which were partially offset by higher cost of sales.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

The following table sets forth the Integral Cost of Financing for the full years ended December 31, 2004 and 2003, in millions of Mexican pesos:

                                                2004         2003       INCREASE  % INCREASE
                                                                       (DECREASE)  (DECREASE)
Interest expense                              2,095.4      1,447.2       648.2         44.8
Interest income                                (656.5)      (683.6)       27.1         (4.0)
Foreign exchange loss (gain) - net               92.1       (203.4)      295.5        145.3
(Gain) loss from monetary position - net        (14.8)        86.2      (101.0)      (117.2)

                                              1,516.2        646.4       869.8        134.6

The expense attributable to integral cost of financing increased by Ps.869.8 million to Ps.1,516.2 million in the year ended December 31, 2004, from Ps.646.4 million in the year ended December 31, 2003. This increase reflects: i) a Ps.648.2 million increase in interest expense, primarily as a result of an increase in the average amount of debt, resulting from the consolidation of Sky Mexico's debt beginning the second quarter of 2004;
ii) an unfavorable Ps.295.5 million change resulting from a net foreign exchange loss compared to a net foreign exchange gain, primarily in connection with a negative hedge effect in 2004 that arose from a 0.68% appreciation of the Mexican peso against the U.S. dollar during the year ended December 31, 2004; this compares to a favorable hedge effect in 2003 resulting from a 7.27% depreciation of the Mexican peso against the U.S. dollar during the year ended December 31, 2003; and iii) a Ps.27.1 million decrease in interest income, reflecting Sky Mexico's capitalization in September 2003 of all amounts due to us in connection with certain financing provided for this joint venture, which was partially offset by an increase in interest income in connection with a higher average amount of temporary investments during 2004. These unfavorable variances were offset by a favorable Ps.101.0 million change resulting from a gain from monetary position compared to a loss from monetary position, primarily as a result of a higher net liability monetary position, as well as a higher inflation in 2004 (5.19%) compared with 2003 (3.98%).

RESTRUCTURING AND NON-RECURRING CHARGES

Restructuring and non-recurring charges decreased by Ps.296.2 million, or 42.8%, to Ps.395.2 million in 2004 compared to Ps.691.4 million in 2003. This decrease primarily reflects certain non-recurring charges recognized by us in 2003 in connection with the payment of salary benefits to union employees and an estimate for the disposal of long-lived assets and associated costs related to our nationwide paging business, as well as a reduction in restructuring charges in connection with work force reductions. These decreases were partially offset by non-recurring charges taken in the fourth quarter of 2004 resulting from impairment adjustments made to the carrying value recognized primarily in our Publishing Distribution business.

OTHER EXPENSE-NET

Other expense decreased by Ps.56.5 million, or 9.9%, to Ps.515 million in 2004, as compared with Ps.571.5 million in 2003. This decrease primarily reflects a reduction in the amortization of goodwill as we ceased amortizing this intangible asset beginning January 1, 2004 with the adoption of Mexican GAAP Bulletin B-7 related to business acquisitions, as well as a reduction in the loss of disposition of fixed assets. These decreases were partially offset by a loss on disposition of our 30% interest in a television programming production company in Spain in the second quarter of 2004 compared to a gain on disposition of our remaining minority interest in a DTH venture in Spain during 2003.

INCOME TAXES

Income taxes increased by Ps.419.5 million, or 55.4%, to Ps.1,176.3 million in the year ended December 31, 2004 from Ps.756.8 million in the year ended December 31, 2003. This increase primarily reflects a higher income tax base in 2004.

EQUITY IN RESULTS OF AFFILIATES - NET

Equity in income of affiliates increased by Ps.585.2 million to Ps.615 million in 2004 compared to Ps.29.8 million in 2003. This increase primarily reflects the absence of equity loss of Sky Mexico in the year 2004, a reduction in our equity loss of DTH TechCo Partners, as well as an increase in our equity income of Univision.

MINORITY INTEREST

Minority interest increased by Ps.359.1 million to a charge of Ps.231.8 million in 2004 from a benefit of Ps.127.3 million in 2003. This increase primarily reflects the portion of net income attributable to the interest held by third parties in the Sky Mexico business beginning the second quarter of 2004.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

In 2004, the Company invested approximately U.S.$174.6 million in property, plant and equipment as capital expenditures, of which approximately U.S.$35.1 million was related to our Cable Television segment and U.S.$57.6 million to Sky Mexico (for the nine months ended December 31, 2004). In addition, the Company contributed approximately U.S.$11.6 million to our Latin American DTH joint ventures.

DEBT

As of December 31, 2004, our consolidated long-term portion of debt amounted to Ps.18,943.8 million, including Ps.4,356.7 million from Sky Mexico, and our consolidated current portion of debt was Ps.3,297.1 million. Additionally, as of December 31, 2004, Sky Mexico had long-term and current portions of a capital lease obligation in an aggregate amount of Ps.1,324.6 million and Ps.70.7 million, respectively. As of December 31, 2003, our consolidated long-term portion of debt amounted to Ps.15,467.5 million, and our consolidated current portion of debt was Ps.300.0 million.

Excluding Sky Mexico, as of December 31, 2004, our consolidated net debt amounted to Ps.1,958.5 million which compares to a consolidated net debt of Ps.2,867.4 million in 2003.

In October 2004, we obtained a committed credit facility for a seven and a half-year loan with a Mexican bank for an aggregate principal amount of Ps.2,000 million. Net proceeds will be used to refinance our U.S.$200 million bond due in August 2005.

On January 31, 2005 Standard & Poor's ("S&P") raised Televisa's long-term foreign currency corporate credit rating to "BBB" from "BBB-" following the same action taken to increase the foreign currency rating on the United Mexican States debt. S&P also raised the foreign currency senior unsecured notes rating to "BBB" from "BBB-" and affirmed its "BBB" local currency corporate credit rating on the company. The outlook for the long-term ratings is stable.

SHARE BUYBACK PROGRAM

In 2004, the Company repurchased approximately 1,812.6 million shares in the form of 15.5 million CPOs for Ps.377.1 million in nominal terms.

DIVIDEND PAYMENT

In 2004, the company paid a Ps.3,850 million cash dividend to shareholders, equivalent to Ps.1.219 per CPO. In 2005, our Board of Directors agreed to submit to the Shareholders Meeting a proposal to pay an extraordinary dividend of Ps.1 per CPO, in addition to our ordinary dividend of Ps.0.35 per CPO, for a total of Ps.1.35 per CPO. The total amount of the dividend is approximately Ps.4,250 million, and if approved by the Shareholders Meeting would be paid during the second quarter of 2005. This represents a 10% increase over last year's dividend and is equivalent to a dividend yield of 3.8% based on today's closing price.

ADVERTISING SALES PLAN

As of December 31, 2004, we had received aggregate upfront advertising deposits for television advertising of approximately Ps.13,615.3 million in nominal terms, representing a 4.3% increase in real terms, as compared with the prior year. Approximately 60.9% of the advance deposits as of December 31, 2004 were in the form of short-term, non-interest bearing notes receivable the following year, with the remainder consisting of cash deposits. The weighted average maturity of these notes was 3.5 months.

TELEVISION RATINGS AND AUDIENCE SHARE

National urban ratings and audience share reported by IBOPE confirm that in 2004 Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00 - Monday to Friday) the audience share amounted to 69.6%; in prime time (16:00 to 23:00 - Monday to Sunday) the audience share amounted to 68.9%; and in a sign-on to sign-off basis (6:00 to 24:00 - Monday to Sunday) the audience share amounted to 71.3%. In addition, we aired 91 of the top 100 programs in the country including the top 20.

OUTLOOK FOR 2005

We expect our Television Broadcasting revenue to increase 4 to 4.5% in 2005. In addition, we will continue to maintain costs and expenses basically flat. Therefore, we expect our Television Broadcasting OIBDA margin to reach 47%. However, it is important to mention that we will face a tough comparison in the first quarter, given the presence of the Holy Week during this quarter and that February has one day less than last year. We expect Television Broadcasting revenues to be flat in the first quarter compared with the first quarter of 2004.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The pro forma information is presented for informational purposes only and does not purport to represent what our financial position or results of operations would have been had the consolidation and the sale and costs of goods sold recognition been realized during the specified periods. Furthermore, the reader should not rely on the pro forma information as an indication of the results of operations of future periods.

  (Please see attached tables for financial information and ratings data)

                                    ###

CONTACTS:
     INVESTOR RELATIONS:
      Michel Boyance / Alejandro Eguiluz
      Grupo Televisa, S.A.
      Av. Vasco de Quiroga No. 2000
      Colonia Santa Fe
      01210 Mexico, D.F.
      (5255) 5261-2000

                            GRUPO TELEVISA, S.A.
        CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003 (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004)

                                                       December 31,                   December 31,
                                                          2004                           2003
                                                      (Unaudited)(1)                   (Audited)
                                                   -------------------            --------------------
            ASSETS
Current:
      Available:
            Cash                                   Ps.           390.5            Ps.            391.0
            Temporary investments                             16,250.8                        12,509.1
                                                   -------------------            --------------------
                                                              16,641.3                        12,900.1

      Trade notes and accounts receivable-net                 11,230.0                        11,153.4
      Other accounts and notes receivable-net                  1,134.1                           939.6
      Due from affiliated companies-net                           76.4                           465.4
      Transmission rights and programming                      3,593.9                         3,718.6
      Inventories                                                662.8                           540.1
      Other current assets                                       711.0                           533.7
                                                   -------------------            --------------------
            Total current assets                              34,049.5                        30,250.9

Transmission rights and programming                            4,491.7                         4,913.0

Investments                                                    6,757.7                         6,649.9

Property, plant and equipment-net                             19,159.6                        16,410.5

Goodwill and other intangible assets-net                       9,156.6                         9,677.7

Other assets                                                     268.6                           218.7
                                                   -------------------            --------------------
            Total assets                           Ps.        73,883.7            Ps.         68,120.7
                                                   ===================            ====================

(1)  Includes consolidated assets of Sky Mexico as of December 31, 2004.


                           GRUPO TELEVISA, S. A.
        CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003 (Millions of Mexican pesos in purchasing power as of December 31, 2004)


                                                        December 31,                 December 31,
                                                           2004                         2003
                                                       (Unaudited)(1)                (Audited)(2)
                                                   -------------------            --------------------
            LIABILITIES
Current:
      Current portion of long-term debt              Ps.     3,297.1                 Ps.     300.0
      Current portion of capital lease                          70.7                           -
      Trade accounts payable                                 2,135.2                       2,539.2
      Customer deposits and advances                        14,930.3                      14,289.8
      Taxes payable                                          1,558.8                       1,353.8
      Accrued interest                                         449.4                         331.5
      Other accrued liabilities                              1,270.8                       1,121.6
                                                   -------------------            --------------------
            Total current liabilities                       23,712.3                      19,935.9


Long-term debt                                              18,943.8                      15,467.5
Capital lease                                                1,324.6                           -
Customer deposits and advances                                 372.9                         441.3
Other long-term liabilities                                    592.0                         745.3
Deferred taxes                                               1,334.0                       1,214.4
DTH joint ventures                                                                         1,361.2
                                                   -------------------            --------------------
            Total liabilities                               46,279.6                      39,165.6
                                                   -------------------            --------------------

            STOCKHOLDERS' EQUITY

Majority interest:
      Capital stock issued                                   9,570.5                       8,633.5
      Additional paid-in capital                             4,076.6                       4,076.6
                                                   -------------------            --------------------
                                                            13,647.1                      12,710.1
                                                   -------------------            --------------------
      Retained earnings:
            Legal reserve                                    1,524.5                       1,335.4
            Reserve for repurchase of shares                 5,559.3                       5,559.3
            Unappropriated earnings                         11,533.7                      13,465.6
            Accumulated other comprehensive loss            (2,562.0)                     (2,360.0)
            Net income for the year                          4,316.7                       3,783.3
                                                   -------------------            --------------------
                                                            20,372.2                      21,783.6
                                                   -------------------            --------------------
      Shares repurchased                                    (6,294.7)                     (6,673.2)
                                                   -------------------            --------------------
            Total majority interest                         27,724.6                      27,820.5
Minority interest                                             (120.5)                      1,134.6
                                                   -------------------            --------------------
            Total stockholders' equity                      27,604.1                      28,955.1
                                                   -------------------            --------------------
            Total liabilities and stockholders'
            equity                                     Ps.  73,883.7                  Ps. 68,120.7
                                                   ===================            ====================

(1) Includes consolidated liabilities, accumulated results and minority interest of Sky Mexico as of December 31, 2004.

(2) Certain reclassifications have been made to the 2003 Audited Financial Statements to conform to classifications used in the 2004 Unaudited Financial Statements.

                           GRUPO TELEVISA, S. A.

            CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
               TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2003
  (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004)


                                                           Three months ended December 31,       Twelve months ended December 31,
                                                        2004(1)             2003                 2004(2)             2003
                                                     (Unaudited)         (Unaudited)          (Unaudited)         (Audited)
                                                   -----------------   -----------------   -----------------   -----------------
Net sales                                          Ps.      8,414.1    Ps.      7,389.6    Ps.     29,314.3    Ps.     24,786.3

Cost of sales                                               3,975.8             4,018.1            14,833.8            13,558.1
                                                   -----------------   -----------------   -----------------   -----------------
              Gross profit                                  4,438.3             3,371.5            14,480.5            11,228.2
                                                   -----------------   -----------------   -----------------   -----------------

Operating expenses:

              Selling                                         610.1               554.8             2,201.0             1,780.8
              Administrative                                  433.0               376.6             1,646.7             1,483.2
                                                   -----------------   -----------------   -----------------   -----------------
                                                            1,043.1               931.4             3,847.7             3,264.0
                                                   -----------------   -----------------   -----------------   -----------------
OIBDA(3)                                                    3,395.2             2,440.1            10,632.8             7,964.2
Depreciation and amortization                                 554.1               371.2             2,075.0             1,604.4
                                                   -----------------   -----------------   -----------------   -----------------
Operating income                                            2,841.1             2,068.9             8,557.8             6,359.8
                                                   -----------------   -----------------   -----------------   -----------------
Integral cost of financing:
              Interest expense                                689.1               401.3             2,095.4             1,447.2
              Interest income                                (184.9)             (133.7)             (656.5)             (683.6)
              Foreign exchange loss (gain) - net               71.7               (89.5)               92.1              (203.4)
              (Gain) loss from monetary position-net         (122.7)               47.6               (14.8)               86.2
                                                   -----------------   -----------------   -----------------   -----------------
                                                              453.2               225.7             1,516.2               646.4
                                                   -----------------   -----------------   -----------------   -----------------
Restructuring and non-recurring charges                       223.3               543.8               395.2               691.4
                                                   -----------------   -----------------   -----------------   -----------------
Other expense-net                                              72.1               340.8               515.0               571.5
                                                   -----------------   -----------------   -----------------   -----------------
              Income before taxes                           2,092.5               958.6             6,131.4             4,450.5
                                                   -----------------   -----------------   -----------------   -----------------
Income tax and assets tax                                      85.9               (46.4)            1,169.8               751.0
Employees' profit sharing                                       2.4                 1.3                 6.5                 5.8
                                                   -----------------   -----------------   -----------------   -----------------
                                                               88.3               (45.1)            1,176.3               756.8
                                                   -----------------   -----------------   -----------------   -----------------

Income before equity in income of affiliates,
discontinued operations, cumulative effect of
accounting change and minority interest                     2,004.2             1,003.7             4,955.1             3,693.7

Equity in income of affiliates-net                             51.4               354.5               615.0                29.8
Loss from discontinued operations-net                             -               (67.5)                  -               (67.5)
Cumulative loss effect of accounting change-net                 5.2                   -            (1,021.6)                  -
Minority interest                                            (173.5)              122.4              (231.8)              127.3
                                                   -----------------   -----------------   -----------------   -----------------
              Net income                           Ps.      1,887.3    Ps.      1,413.1    Ps.      4,316.7    Ps.      3,783.3
                                                   =================   =================   =================   =================

1) Includes consolidated results of Sky Mexico for the three months ended December 31, 2004.
2) Includes consolidated results of Sky Mexico for the nine months ended December 31, 2004.
3) OIBDA is defined as operating income before depreciation and amortization.



NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1ST, 2ND, 3RD AND 4TH QUARTERS OF 2004 (1):

SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

                    JAN   FEB   MAR   1Q04   APR  MAY   JUN   2Q04   JUL  AUG   SEP   3Q04  OCT   NOV    DEC   4Q04  2004
CHANNEL 2
Rating              11.5 11.3  12.2   11.7  11.4  11.3 11.5   11.4  11.0  10.7 11.0   10.9  10.7  10.6  10.0   10.4  11.1
Share (%)           29.7 28.9  30.9   29.8  30.2  30.1 30.8   30.3  30.2  28.3 30.4   29.6  30.3  29.7  29.6   29.9  29.9
TOTAL TELEVISA(2)
Rating              27.3 27.7  28.5   27.8  27.3  26.9 26.7   27.0  26.2  27.2 25.8   26.4  25.0  25.0  23.9   24.7  26.5
Share (%)           70.5 70.9  72.0   71.1  72.1  71.9 71.5   71.8  71.7  72.0 71.3   71.7  70.7  70.3  70.7   70.6  71.3


PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY (3)

                    JAN   FEB   MAR   1Q04   APR  MAY   JUN   2Q04   JUL  AUG   SEP   3Q04  OCT   NOV    DEC   4Q04  2004
CHANNEL 2
Rating              17.2 16.7  18.4   17.4  16.9  16.4 16.2   16.5  17.1  16.8 16.5   16.8  16.1  15.5  14.7   15.4  16.5
Share (%)           30.3 29.7  32.2   30.7  31.5  30.9 30.7   31.1  32.6  31.8 31.4   31.9  31.5  29.8  29.9   30.4  31.0
TOTAL TELEVISA(2)
Rating              38.6 38.6  40.0   39.1  37.5  36.8 36.5   36.9  36.6  37.3 35.9   36.6  34.7  35.0  33.5   34.4  36.7
Share (%)           68.0 68.4  70.0   68.8  69.9  69.3 69.4   69.5  69.8  70.5 68.4   69.6  67.8  67.2  68.3   67.8  68.9

WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY (3)

                    JAN   FEB   MAR   1Q04   APR  MAY   JUN   2Q04   JUL  AUG   SEP   3Q04  OCT   NOV    DEC   4Q04  2004
CHANNEL 2
Rating              21.0 20.9  22.4   21.4  20.8  18.0 17.9   18.9  20.1  20.7 20.8   20.5  21.1  18.8  18.4   19.4  20.1
Share (%)           32.2 31.7  33.8   32.6  33.8  30.2 30.4   31.5  33.9  34.6 35.0   34.5  35.4  31.6  32.7   33.2  32.9
TOTAL TELEVISA(2)
Rating              44.8 45.9  47.1   45.9  44.0  41.8 41.2   42.3  41.7  42.5 41.0   41.7  40.6  40.0  38.4   39.7  42.4
Share (%)           68.7 69.6  71.1   69.8  71.6  70.0 70.1   70.5  70.6  71.1 69.0   70.2  68.2  67.1  68.1   67.8  69.6


NOTES:

1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 25 other cities with a population of over 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the Company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities that are covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities that are covered by national surveys.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: February 23, 2004                     By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President